THE SHIFT, LLC

REVIEW REPORT

FOR THE THREE MONTHS
ENDED DECEMBER 31, 2018

THE SHIFT, LLC

TABLE OF CONTENTS

FOR THE THREE MONTHS
ENDED DECEMBER 31, 2018

FINANCIAL SECTION

Independent Accountant's Review Report   1

Financial Statements

    Balance Sheet   2

    Statement of Income   3

    Statement of Member's Deficit   4

    Statement of Cash Flows   5

Notes to the Financials   6



PAUL C. CHEN
ACCOUNTANCY CORPORATION

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
The Shift, LLC
Fresno, California

We have reviewed the accompanying financial statements of The Shift, LLC, which comprise the balance sheet as of December 31, 2018 and the related statements of income and member's deficit and cash flows for the three months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Paul C. Chen Accountancy Corp.

Fresno, CA
June 20, 2019

7085 N. CHESTNUT AVENUE, STE 105 • FRESNO, CALIFORNIA 93720-0353
PHONE (559) 323-4500 • FAX: (559) 323-4554 • WWW.PCHENCPA.COM

THE SHIFT, LLC
BALANCE SHEET
DECEMBER 31, 2018

ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-
LIABILITIES & MEMBER'S DEFICIT		
CURRENT LIABILITIES		
State Tax Payable	$	800
Total Current Liabilities		800
Total Liabilities		800
MEMBER'S DEFICIT		
Managing Member's Capital,		
2,180,000 units authorized & issued		475
Non-Managing Members' Capital,		
1,070,000 units authorized, 0 issued		-
Accumulated Deficit		(1,275)
Total Member's Deficit		(800)
TOTAL LIABILITIES & MEMBER'S DEFICIT	$	-

THE SHIFT, LLC
STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED DECEMBER 31, 2018

REVENUES		
Sales	$	-
TOTAL REVENUES		-
OPERATING EXPENSES		
Startup Costs		475
TOTAL OPERATING EXPENSES		475
NET OPERATING LOSS		(475)
OTHER INCOME (EXPENSE)		
Other Income (Expense)		-
NET LOSS BEFORE INCOME TAXES		(475)
STATE INCOME TAX EXPENSE		(800)
NET LOSS	$	(1,275)

See Accompanying Notes and Independent Accountant's Review Report.

THE SHIFT, LLC
STATEMENT OF MEMBER'S DEFICIT
FOR THE THREE MONTHS ENDED DECEMBER 31, 2018

	Contribution	Withdrawal	Accumulated Deficit	Total
Balance at October 15, 2018	$ -	$ -	$ -	$ -
Managing Member's Contribution	475			
Managing Member's Withdrawal		-		
Non-Managing Members' Contribution	-			
Non-Managing Members' Withdrawal		-		
Net Income (Loss)			(1,275)	
Balance at December 31, 2018	$ 475	$ -	$ (1,275)	$ (800)

THE SHIFT, LLC
STATEMENT OF CASH FLOWS
FOR THE THREE MOTNHS ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,275)
Adjustments to reconcile net income to net		
cash used by operating activities		
Increase in state tax payable		800
Net cash used by operating activities		(475)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution by member		475
Net cash provided by financing activities		475
NET INCREASE (DECREASE) IN CASH		-
CASH, Beginning of Period		-
CASH, End of Period	$	-
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	-

See Accompanying Notes and Independent Accountant's Review Report.

THE SHIFT, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – The Shift, LLC, a California Single Member Limited Liability Company (the Company), was formed on October 15, 2018. The Company is planning to engage in business of the production of Brock Heasley's new feature film currently titled "The Shift".

Basis of accounting – The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of these financial instruments.

NOTE 2: INCOME TAXES

A Single Member Limited Liability Company is generally not subject to federal income tax and the member is liable for the pass–through individual federal and state income tax on his share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is, however, subject to California State Limited Liability Company Tax of $800 and Limited Liability Company Fee, which is based on the Company's annual income, ranging from $0-$11,790. The current period tax and fees total $800.

NOTE 3: SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 20, 2019, the date which the financial statements available to be issued for the three months ended December 31, 2018. The Company believes there have been no material subsequent events that required recognition in the financial statements.

See Independent Accountant's Review Report.